CLIFFORD L. NEUMAN, P.C.

Attorney at Law

TEMPLE-BOWRON HOUSE

1507 PINE STREET

BOULDER, COLORADO 80302

Telephone: (303) 449-2100

Facsimile: (303) 449-1045

E-mail: clneuman@neuman.com

April 20, 2012

Duc Dang, Senior Counsel

United States Securities and Exchange Commission

Washington, D.C.  20549

Re:

SRKP 16, Inc.

Amendment No. 1 to Form 8-K

Filed March 15, 2012

Preliminary Information Statement on Schedule 14C

Filed March 23, 2012

File No. 000-52932

Dear Mr. Dang,

On behalf of our client SRKP 16, Inc., (the “Company”) please accept this letter  in response to the comments of Staff dated April 6, 2012 regarding your review of our Form 8-K/A-1  filed with the Commission on March 15, 2012 and our Preliminary Information Statement on Schedule 14C filed with the Commission on March 23, 2012.  Our responses, set forth below, are numbered to correspond with the numbering of your comments.

Comment No. 1:

We confirm that the Definitive Schedule 14C will not be filed until all comments on the Form 8-K have been resolved.

Comment No. 2:

Schedule 14C has been revised as requested.  See p. 12.

Comment No. 3:

Noted. The Company will so acknowledge.

Comment No. 4:

Supplementally, please be advised that the source material was sent by Federal Express to the SEC,  to the Attention of Kristi Marrone, on March 15, 2012, Tracking No.  793344728830.  Records of Federal Express show that the delivery was receipted by S. Singleton at the SEC on March 16, 2012.  Pursuant to our discussions with Staff, we resent the materials by Federal Express on April 19, 2012.

Comment No. 5:

Supplementally, please be advised that the consummation of the Exchange did not require shareholder approval under Delaware law.  The Share and Warrant Cancellation Agreement was ancillary to the Exchange and was signed on a voluntary basis by the SRKP 16 security holders.

SRKP 16, Inc.

File No. 000-52932

Response Letter dated April 20, 2012

Comment No. 6:

Subsequent to the filing of the Form 8-K-A-1, all but $10,000 in principal amount of Notes have been converted into shares of common stock.  We have revised the Form 8-K throughout to disclose the fact of these conversions.

Comment No. 7:

Revised as requested.  See p. 45.

Comment No. 8:

Revised as requested.  See p. 46.

Comment No. 9:

Revised as requested.  See p. 52.

Comment No. 10:

Revised as requested.  See p. 63.

Comment No. 11:

Supplementally, please be advised that the disclaimer language was included to underscore that the Form 8-K is not to be deemed an offer to sell the Company's securities in light of the ongoing Private Placement.

Comment No. 12:

Revised as requested.

Comment No. 13:

Omitted compensation agreements are being filed as exhibits.

Comment No. 14:

Revised as requested.  See p. 75.

Comment No. 15:

Revised as requested.  See p. F-1.

Comment No. 16:

The Form 8-K for Item 4.01 was filed on April 12, 2012.

The Company hereby acknowledges that:

•

it is responsible for the adequacy and accuracy of the disclosures in this filing;

•

staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•

it may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Sincerely,

CLIFFORD L. NEUMAN, PC

By:

/s/ Clifford L. Neuman

Clifford L. Neuman